November 2, 2006

**DREYFUS HIGH YIELD SHARES**

Supplement to Prospectus
dated March 1, 2006

David Bowser is the primary portfolio manager of the Fund since October 2006 and has been a portfolio manager of the Fund and employed by The Dreyfus Corporation since July 2006. Mr. Bowser is a Chartered Financial Analyst and Strategist for Investment Grade Credit, and a portfolio manager for dedicated corporate mandates at Standish Mellon Asset Management, LLC, a subsidiary of Mellon Financial Corporation and an affiliate of The Dreyfus Corporation. Mr. Bowser joined Standish Mellon in 2000.

November 2, 2006

**DREYFUS FIXED INCOME SECURITIES**
**DREYFUS HIGH YIELD SHARES**

**Supplement to Statement of Additional Information**
**Dated March 1, 2006**

**The following information supersedes and replaces any contrary information contained in the section in the Fund's Statement of Additional Information entitled "Management Arrangements."**

David Bowser is the portfolio manager for the Fund. Mr. Bowser is a dual employee of Dreyfus and Standish Mellon Asset Management, LLC, an affiliate of Dreyfus.

Additional Information about Portfolio Managers

The following table lists the number and types of other accounts advised by the primary portfolio manager and assets under management in those accounts as of September 30, 2006:

| Portfolio Manager | Registered Investment Company Accounts | Assets Managed | Pooled Accounts | Assets Managed | Other Accounts | Assets Managed |
|---|---|---|---|---|---|---|
| David Bowser | 8 | $1,692,994,476 | 0 | 0 | 18 | $2,354,885,593 |

None of the funds or accounts are subject to a performance-based advisory fee.

The dollar range of Fund shares beneficially owned by the primary portfolio manager is as follows as of September 30, 2006:

| Portfolio Manager | Fund Name | Dollar Range of Fund Shares Beneficially Owned |
|---|---|---|
| David Bowser | Dreyfus High Yield Shares | None |